April 13, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:Kasey Robinson

Re:	LENSAR, Inc. Registration Statement on Form S-3 (File No. 333-255136)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of LENSAR, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on April 15, 2021, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Drew Capurro of Latham & Watkins LLP at (714) 755-8008 or to Shayne Kennedy of Latham & Watkins LLP at (714) 755-8181 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Nicholas T. Curtis

Nicholas T. Curtis

Chief Executive Officer

LENSAR, Inc.

cc: Via Email

Thomas R. Staab, II, LENSAR, Inc.

B. Shayne Kennedy, Esq., Latham & Watkins LLP

Drew Capurro, Esq., Latham & Watkins LLP